Exhibit 99.1

August 31st, 2017

Universal Technical Institute Board of Directors

C/O Kimberly J. McWaters, CEO, Chairman, President

16220 North Scottsdale Road, Suite 100

Scottsdale, AZ 85254

Lincoln Educational Services Corporation Board of Directors

C/O J. Barry Morrow, Non-Executive Chairman

200 Executive Drive, Suite 340

West Orange, NJ 07052

RE: Significant Business Combination Opportunities – 120% increase in shareholder value

Directors,

For over 120 years, combined, Universal Technical Institute and Lincoln Educational Services have been providing valuable educational training for those seeking careers in the skilled trades professions. This training has never been more important than it is now. According to the Bureau of Labor Statistics, there are over 5.7 million unfilled jobs available in the United States and most of these jobs remain unfilled because employees lack the right skills for these jobs. The training provided by Universal Technical Institute and Lincoln Educational Services is vital to bridging this skills gap.

However, as you are well aware, UTI and LES, and the for-profit education industry in general, have faced a number of significant headwinds in recent years. As shareholders of nearly 10%, combined, of UTI and LES, we applaud the efforts management has made to navigate these headwinds. The “Financial Improvement Plan” implemented by UTI in September 2016 has the potential to eliminate up to $40 million in annual costs and bring the company closer to sustainable profitability. Likewise, the efforts by LES management to close unprofitable schools, optimize and reaccredit the HOPS schools, and sell underutilized real estate will also bring LES closer to sustainable profitability.

Unfortunately, on their own, these efforts are not sufficient to bring sustained profitability without the long anticipated, but elusive, growth in revenues. We, too, are optimistic that such revenue growth is on the horizon. However, the opportunities available on the current path pale in comparison to the tremendous opportunity that currently exists for all stakeholders through a business combination.

We believe the benefits for shareholders of a business combination of UTI and LES would culminate in at least a 120% increase in equity value of the combined company. This increase in value is on top of the increase in value the companies are already on track to generate. Such a combination would put the combined company in a much stronger position from a financial, regulatory, competitive, and student service perspective. Yes, synergies are a component of this increased value. A very broad stroke of the potential impact is shown in the attached exhibit. But, the most compelling reasons for a combination now are the strategic benefits and a drastic improvement in capital structure, primarily due to Financial Responsibility Score (FRS) improvements.

401 N. Tryon Street, 10th Floor, Charlotte, NC 28202

704.904.1450 www.TalantaInvestments.com

A significant increase in value would derive from three buckets.

1) Strategic

Of the many strategic benefits, we would highlight two of particular importance.

a)	UTI’s stated strategy of expanding into the Northeast with smaller campuses fits well with the current LES footprint. A combination would allow campus locations and programs to be optimized rather than the current value destroying path of competing for market share as separate entities. The combined benefits from both a revenue and cost standpoint would be immense.

b)	A combination of UTI and LES would create a national footprint. This would allow the combined entity to have greater flexibility to optimize program offerings to fit better with specific campuses and geographies. For example, some programs work better with destination campuses and others work better with commuter campuses.

2) Capital allocation and FRS

Both companies currently have bloated balance sheets due to regulatory requirements. As of June 30th, 2017, UTI and LES had a net cash position with combined cash and debt of $230 million compared to a combined equity value of $160 million. A combination would allow a significant portion of this excess liquidity to be returned to shareholders, greatly improving return on capital.

One of the primary reasons for the current excess liquidity is compliance with the Financial Responsibility Standards (34 CFR Part 668, Subpart L) and the maintenance of a composite score above 1.5 to avoid burdensome federal oversight. Excess liquidity has been required to bolster this score due to the lack of profitability. Currently, both companies are unprofitable. The Net Income Strength Factor Score makes up 30% of the overall composite score and is currently a significant drag on the composite score for both companies. A combination of UTI and LES would be solidly profitable. Thus, the Net Income Strength Factor score would contribute significantly to the overall Composite Score and support it remaining above 1.5 while allowing excess liquidity to be returned to shareholders.

3) Synergies

Despite recent cost cutting there exists at least another $15 million in additional costs that could be eliminated through a business combination. The savings would come from:

a)	Employee costs. A combined company would have nearly 4,000 employees and some of these roles would be redundant. A 2-3% reduction in the combined 4,000 employee head count would save at least $4-5 million and could be potentially accomplished largely through attrition.

b)	Advertising costs. A 15% reduction in the combined $60 million annual advertising budget could be achieved through greater efficiency and increased purchasing power. This would save approximately $9 million annually.

c)	Public company costs. Eliminating duplicative public company costs could save $1-2 million.

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For students, the benefits of a business combination would be in attending a larger, financially stronger institution with more resources that would have more program offerings and more flexibility geographically. Regulators would be happy to see these improvements, as well.

We recognize that management and the board of both companies have worked extremely hard to get us this far and that you are devoted to seeing continued improvement within your respective institutions. We also recognize that a combination would be time consuming and disruptive and that there are many other considerations beyond those addressed in this letter. However, we strongly believe that the benefits vastly outweigh the costs and that now is the time to come together to build a combined company that will be much stronger on all fronts and can thrive in the current post-secondary education environment.

We would be happy to clarify or expound on any of the ideas presented in this letter or to assist in any way possible in your efforts to maximize shareholder value.

Thank you,

/s/ Justyn R. Putnam
Justyn R. Putnam
Managing Member

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Exhibit 1

Notes:

[1]	Financial projections taken from company guidance. Combined value does not include potential strategic, corporate restructuring, or capital structure benefits.
[2]	Company guidance 8/3/17 "UTI continues to expect revenue to be down in the mid-to-high single digits in fiscal 2017"
[3]	Company guidance 8/7/17 "essentially flat to low single digit decline"
[4]	Employee cost reductions $4 million

Advertising cost savings $9 million

Elimination of duplicative public company costs $2 million

[5]	Company guidance 8/3/17 "…range between operating income of $1 million and an operating loss of $1 million"
[6]	Company guidance 8/7/17 "…expects to breakeven or incurr a slight operating loss, excluding impact of closed campuses"
[7]	Includes $15.3 million in proceeds from West Palm Beach Property sale

UTI - LINC Combination Value1 2017 Estimated UTI LINC Adjustments Combined Revenues 3202 2603 0 580 Expenses 320 260 (15)4 565 Operating Income 05 06 15 15 D&A 16.9 8.6 0 25.5 EBITDA 16.9 8.6 15 40.5 Valuation EBITDA 8x Enterprise Value 60.5 74.8 189 324 (as of 6/30/17) Cash 98.1 28.77 0 126.8 Debt/Preferreds 70 32.0 0 102.0 Shrs Outstanding 24.8 24.7 49.5 $/Shr (8/30/17) $3.58 $2.89 $7.05 Market value 88.6 71.4 189 349 Percentage increase over current combined market value 120%

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